GIVE LEGACY, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

Independent Accountant's Review Report

To Management
Give Legacy, Inc.
Allston, Massachusetts

We have reviewed the accompanying financial statements of Give Legacy, Inc., which comprise the balance sheet as of December 31, 2018, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
March 30, 2020

GIVE LEGACY, INC.
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	64,500
Due from related party		1,435
TOTAL CURRENT ASSETS		65,935
PROPERTY AND EQUIPMENT		
Property and equipment, net		3,095
TOTAL ASSETS	$	69,030

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
LONG-TERM LIABILITIES		
SAFE Obligations		174,990
TOTAL LONG-TERM LIABILITIES		174,990
TOTAL LIABILITIES		174,990
SHAREHOLDERS' EQUITY		
Common stock, authorized 10,000,000 shares,		
issued and outstanding 10,000,000, $0.00001 par value.		100
Additional paid-in capital		(100)
Shareholders' equity		(105,960)
TOTAL SHAREHOLDERS' EQUITY		(105,960)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	69,030

See independent accountant's review report and accompanying notes to financial statements.

GIVE LEGACY, INC.
STATEMENT OF INCOME
DECEMBER 31, 2018

REVENUES	$	4,321
COST OF GOODS SOLD		5,516
GROSS PROFIT		(1,195)
OPERATING EXPENSES		
Advertising and marketing		6,920
Bank fees		204
Computer and internet		4,090
Dues and memberships		301
Equipment expense		500
Independent contractors		4,576
Insurance expense		232
Legal and professional fees		63,611
Meals and entertainment		1,028
Office supplies		1,285
Postage and shipping		148
Rent		16,800
Travel		4,802
Utilities		268
TOTAL OPERATING EXPENSES		104,765
NET INCOME (LOSS) FROM OPERATIONS		(105,960)
NET INCOME (LOSS)	$	(105,960)

GIVE LEGACY, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2018

	Common Stock		Additional	Retained Earnings	Total
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	
BEGINNING BALANCE, JULY 10, 2018 (INCEPTION)	-	$ -			$ -
Issuance of common stock	10,000,000	100	(100)	-	$ -
Net loss				(105,960)	$ (105,960)
ENDING BALANCE, DECEMBER 31, 2018	10,000,000	$ 100	$ (100)	$ (105,960)	$ (105,960)

GIVE LEGACY, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$	(105,960)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in assets:		
Due from related party		(1,435)
CASH USED FOR OPERATING ACTIVITIES		(107,395)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(3,095)
CASH USED FOR INVESTING ACTIVITIES		(3,095)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from SAFE obligations		174,990
Issuance of common stock		100
Additional paid-in capital		(100)
CASH PROVIDED BY FINANCING ACTIVITIES		174,990
NET INCREASE IN CASH		64,500
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	64,500

See independent accountant's review report and accompanying notes to financial statements.

1. <u>**Summary of Significant Accounting Policies**</u>

The Company
Give Legacy, Inc. (the "Company") was incorporated in the State of Delaware on July 10, 2018. The Company is a private bank that helps men test, improve and freeze their sperm.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

Fair Value of Financial Instruments
The carrying amounts of cash, accounts receivable and accounts payable approximate their respective fair values because of the short-term maturity of these items.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the Company had recognized sales of $4,321.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

    New Accounting Pronouncements
    In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

1. <u>**Commitments and Contingencies**</u>

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

2. <u>**Property and Equipment**</u>

    Property and equipment consisted of the following at December 31, 2018:

    Property and equipment at cost:

Office equipment	$	3,095
		3,095
Less: Accumulated depreciation		-
Total	$	3,095

3. <u>**SAFE Obligations**</u>

    In 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

3.   **SAFE Obligations (continued)**

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2018, the Company had $174,990 of SAFE obligations outstanding, with a valuation cap between $5,000,000-$10,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2018.

4.   **Income Taxes**

The Company has US and state net operating loss carry forwards of $105,448 at December 31, 2018. This amount will carryforward indefinitely until applied to future taxable income. Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary difference become deductible.

5.   **Equity**

Under the operating agreement, the Company has authorized 10,000,000 shares of common stock. All shares have been issued and are outstanding. The common stock has a par value of $0.00001 per share.

6.   **Subsequent Events**

Since the Dec 31, 2018, the Company has made a number of important changes to its operations. It has hired new full-time employees, significantly increased its sales, successfully completed prolific programs including Harvard Innovation Labs' "Launch Lab X" and Y Combinator, raised several million in investor funding including new SAFEs, increased its financial runway to 18 months, and has revamped its operations with the goal of being profitable within 12-18 months.

The Company has evaluated subsequent events through March 30, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.